# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Yorkville International Capital Corp., CIK 0002130386
CUSIP: G98665105
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1012 Springfield Avenue, Mountainside, New Jersey (NJ), 07092
Date of event which requires filing of this statement: 06/15/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002137930

## Reporting persons
- Yorkville International Capital Sponsor, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 15,033,333; shared voting power 0; sole dispositive power 15,033,333; shared dispositive power 0; aggregate amount beneficially owned 15,033,333 (39.2% of the class)
  Comment: The 15,033,333 founder shares referred to in Rows 5, 7, and 9 represent Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares") which are automatically convertible into Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") with or immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-295912). YA II PN, Ltd., a Cayman Islands exempted company ("YA II PN"), is a member of the Yorkville International Capital Sponsor, LLC (the, "Sponsor") and holds an economic interest in a majority of the founder shares held of record by the Sponsor. YA II PN is a fund managed by Yorkville Advisors Global, LP ("Yorkville LP"). Yorkville LP is the manager of the Sponsor. Yorkville Advisors Global II, LLC ("Yorkville LLC") is the General Partner of Yorkville LP. Yorkville LLC's President and Managing Member, Mark Angelo, has the authority to make investment decisions for YA II PN. Mark Angelo, as the managing member of Yorkville LLC holds voting and investment discretion with respect to the ordinary shares held of record by the Sponsor.
  
  The 15,033,333 founder shares referred to in Rows 5, 7, and 9 exclude 4,000,000 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable.
  
  The percentage in Row 11 is based on 23,000,000 Class A Ordinary Shares issued and outstanding and 15,333,333 Class B Ordinary Shares issued and outstanding as of June 17, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 24, 2026.
- YA II PN, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 15,033,333; sole dispositive power 0; shared dispositive power 15,033,333; aggregate amount beneficially owned 15,033,333 (39.2% of the class)
  Comment: The 15,033,333 founder shares referred to in Row 9 represent Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares") which are automatically convertible into Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") with or immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-295912). YA II PN, Ltd., a Cayman Islands exempted company ("YA II PN"), is a member of the Yorkville International Capital Sponsor, LLC and holds an economic interest in a majority of the founder shares held of record by Yorkville International Capital Sponsor, LLC. YA II PN is a fund managed by Yorkville Advisors Global, LP ("Yorkville LP"). Yorkville LP is the manager of Yorkville International Capital Sponsor, LLC. Yorkville Advisors Global II, LLC ("Yorkville LLC") is the General Partner of Yorkville LP. Yorkville LLC's President and Managing Member, Mark Angelo, has the authority to make investment decisions for Yorkville II PN. Mark Angelo, as the managing member of Yorkville LLC holds voting and investment discretion with respect to the ordinary shares held of record by Yorkville International Capital Sponsor, LLC.
  
  The 15,033,333 founder shares referred to in Rows 9 exclude 4,000,000 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable.
  
  The percentage in Row 11 is based on 23,000,000 Class A Ordinary Shares issued and outstanding and 15,333,333 Class B Ordinary Shares issued and outstanding as of June 17, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 24, 2026.
- Yorkville Advisors Global, LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 15,033,333; sole dispositive power 0; shared dispositive power 15,033,333; aggregate amount beneficially owned 15,033,333 (39.2% of the class)
  Comment: The 15,033,333 founder shares referred to in Row 9 represent Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares") which are automatically convertible into Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") with or immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-295912). YA II PN, Ltd., a Cayman Islands exempted company ("YA II PN"), is a member of Yorkville International Capital Sponsor, LLC and holds an economic interest in a majority of the founder shares held of record by Yorkville International Capital Sponsor, LLC. YA II PN is a fund managed by Yorkville Advisors Global, LP ("Yorkville LP"). Yorkville LP is the manager of Yorkville International Capital Sponsor, LLC. Yorkville Advisors Global II, LLC ("Yorkville LLC") is the General Partner of Yorkville LP. Yorkville LLC's President and Managing Member, Mark Angelo, has the authority to make investment decisions for Yorkville II PN. Mark Angelo, as the managing member of Yorkville LLC holds voting and investment discretion with respect to the ordinary shares held of record by Yorkville International Capital Sponsor, LLC.
  
  The 15,033,333 founder shares referred to in Rows 9 exclude 4,000,000 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable.
  
  The percentage in Row 11 is based on 23,000,000 Class A Ordinary Shares issued and outstanding and 15,333,333 Class B Ordinary Shares issued and outstanding as of June 17, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 24, 2026.
- Yorkville Advisors Global II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 15,033,333; sole dispositive power 0; shared dispositive power 15,033,333; aggregate amount beneficially owned 15,033,333 (39.2% of the class)
  Comment: The 15,033,333 founder shares referred to in Row 9 represent Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares") which are automatically convertible into Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") with or immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-295912). YA II PN, Ltd., a Cayman Islands exempted company ("YA II PN"), is a member of Yorkville International Capital Sponsor, LLC and holds an economic interest in a majority of the founder shares held of record by Yorkville International Capital Sponsor, LLC. YA II PN is a fund managed by Yorkville Advisors Global, LP ("Yorkville LP"). Yorkville LP is the manager of Yorkville International Capital Sponsor, LLC. Yorkville Advisors Global II, LLC ("Yorkville LLC") is the General Partner of Yorkville LP. Yorkville LLC's President and Managing Member, Mark Angelo, has the authority to make investment decisions for Yorkville II PN. Mark Angelo, as the managing member of Yorkville LLC holds voting and investment discretion with respect to the ordinary shares held of record by Yorkville International Capital Sponsor, LLC.
  
  The 15,033,333 founder shares referred to in Rows 9 exclude 4,000,000 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable.
  
  The percentage in Row 11 is based on 23,000,000 Class A Ordinary Shares issued and outstanding and 15,333,333 Class B Ordinary Shares issued and outstanding as of June 17, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 24, 2026.
- Mark Angelo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 150,000; shared voting power 15,033,333; sole dispositive power 150,000; shared dispositive power 15,033,333; aggregate amount beneficially owned 15,183,333 (39.6% of the class)
  Comment: The 15,183,333 founder shares referred to in Rows 5, 7, and 9 represent Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares") which are automatically convertible into Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") with or immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-295912). YA II PN, Ltd., a Cayman Islands exempted company ("YA II PN"), is a member of Yorkville International Capital Sponsor, LLC and holds an economic interest in a majority of the founder shares held of record by Yorkville International Capital Sponsor, LLC. YA II PN is a fund managed by Yorkville Advisors Global, LP ("Yorkville LP"). Yorkville LP is the manager of Yorkville International Capital Sponsor, LLC. Yorkville Advisors Global II, LLC ("Yorkville LLC") is the General Partner of Yorkville LP. Yorkville LLC's President and Managing Member, Mark Angelo, has the authority to make investment decisions for YA II PN. Mark Angelo, as the managing member of Yorkville LLC holds voting and investment discretion with respect to the ordinary shares held of record by Yorkville International Capital Sponsor, LLC.
  
  The 15,183,333 founder shares referred to in Rows 5, 7, and 9 exclude 4,000,000 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable.
  
  The percentage in Row 11 is based on 23,000,000 Class A Ordinary Shares issued and outstanding and 15,333,333 Class B Ordinary Shares issued and outstanding as of June 17, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 24, 2026.

## Item 1. Issuer
Name of issuer: Yorkville International Capital Corp.
Address of issuer's principal executive offices: 1012 Springfield Avenue Mountainside, New Jersey 07092

## Item 2. Person Filing
Name of person filing:
Yorkville International Capital Sponsor, LLC,
YA II PN, Ltd
Yorkville Advisors Global, LP
Yorkville Advisors Global II, LLC
Mark Angelo
Address of principal business office or, if none, residence: 1012 Springfield Avenue Mountainside, New Jersey 07092
Citizenship:
Yorkville Acquisition Sponsor LLC (the "Sponsor"), a Delaware limited liability company;

YA II PN, Ltd. ("YA II PN"), a Cayman Islands exempt company;

Yorkville Advisors Global, LP ("Yorkville LP"), a Delaware limited partnership; and

Yorkville Advisors Global II, LLC (Yorkville LLC), a Delaware limited liability company

Mark Angelo, a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of June 17, 2026, the Reporting Persons may be deemed to beneficially own 15,183,333 of the Issuer's Class B Ordinary Shares.

Yorkville International Capital Sponsor, LLC is the record holder of such shares. YA II PN, Ltd., a Cayman Islands exempted company ("YA II PN"), is a member of Yorkville International Capital Sponsor, LLC and holds an economic interest in a majority of the founder shares held of record by Yorkville International Capital Sponsor, LLC. YA II PN is a fund managed by Yorkville Advisors Global, LP ("Yorkville LP"). Yorkville LP is the manager of Yorkville International Capital Sponsor, LLC. Yorkville Advisors Global II, LLC ("Yorkville LLC") is the General Partner of Yorkville LP. Yorkville LLC's President and Managing Member, Mark Angelo, has the authority to make investment decisions for YA II PN. Mark Angelo, the Chairman of our board of directors, as the managing member of Yorkville LLC holds voting and investment discretion with respect to the ordinary shares held of record by Yorkville International Capital Sponsor, LLC. This Statement shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) and 13(g), beneficial owners of any securities covered by this Statement.
Percent of class:
The 15,183,333 of the Issuer's Class B Ordinary Shares owned by the Reporting Persons constitute 39.6% of the total number of Class A Ordinary Shares issued and outstanding and assuming the conversion of all issued and outstanding Class B Ordinary Shares of the Issuer. The Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares with or immediately following the Business Combination on a one-for-one basis and may be converted at any time prior to the Business Combination at the option of the holder on a one-for-one basis, subject to certain adjustments, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. . 333-295912).

The percentage of the Class B Ordinary Shares held by the Reporting Persons is based on 38,333,333 Class A Ordinary Shares issued and outstanding as of June 17, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 24, 2026 and assuming the conversion of all 15,333,333 Class B Ordinary Shares.
Sole power to vote or to direct the vote: Yorkville International Capital Sponsor, LLC: 15,033,333.00, YA II PN, Ltd: 0, Yorkville Advisors Global, LP: 0, Yorkville Advisors Global II, LLC: 0, Mark Angelo: 150,000
Shared power to vote or to direct the vote: Yorkville International Capital Sponsor, LLC: 15,033,333.00, YA II PN, Ltd: 15,033,333.00, Yorkville Advisors Global, LP: 15,033,333.00, Yorkville Advisors Global II, LLC: 15,033,333.00, Mark Angelo: 15,033,333.00
Sole power to dispose or to direct the disposition: Yorkville International Capital Sponsor, LLC: 15,033,333.00, YA II PN, Ltd: 0, Yorkville Advisors Global, LP: 0, Yorkville Advisors Global II, LLC: 0, Mark Angelo: 150,000
Shared power to dispose or to direct the disposition: Yorkville International Capital Sponsor, LLC: 15,033,333.00, YA II PN, Ltd: 15,033,333.00, Yorkville Advisors Global, LP: 15,033,333.00, Yorkville Advisors Global II, LLC: 15,033,333.00, Mark Angelo: 15,033,333.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Yorkville International Capital Sponsor, LLC: /s/ Matthew Beckman, Matthew Beckman, Authorized Signatory (08/11/2026)
- YA II PN, Ltd.: /s/ Matthew Beckman, Matthew Beckman, Authorized Signatory (08/11/2026)
- Yorkville Advisors Global, LP: /s/ Matthew Beckman, Matthew Beckman, Authorized Signatory (08/11/2026)
- Yorkville Advisors Global II, LLC: /s/ Matthew Beckman, Matthew Beckman, Authorized Signatory (08/11/2026)
- Mark Angelo: /s/ Mark Angelo, Individual (08/11/2026)